650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

January 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:             Kristin Lochhead

Terence O’Brien

Margaret Schwartz

Laura Crotty

Re:        4D Pharma plc

Registration Statement on Form F-4

Submitted November 25, 2020

File No. 333-250986

Ladies and Gentlemen:

On behalf of our client, 4D Pharma plc (“4D Pharma” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 22, 2020, relating to the above referenced Registration Statement on Form F-4 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement in an Amendment No. 1 (the “Amendment”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on November 25, 2020), all page references herein correspond to the Amendment.

AUSTIN   BEIJING    BOSTON   BRUSSELS   HONG KONG   LONDON   LOS ANGELES   NEW YORK   PALO ALTO   SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE

Securities and Exchange Commission

January 8, 2021

Registration Statement on Form F-4 Submitted on November 25, 2020

Cover Page

1.	Please revise the cover page to clarify that the price per ADS will be determined based on the market price of 4D Pharma’s ordinary shares on AIM, and provide the market price as of the latest practicable date. See Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to indicate that the price per ADS will be determined based on the market price of 4D Pharma’s ordinary shares on AIM, and to provide the market price as of the latest practicable date.

Questions about the Merger, page 20

2.	Please add a question and answer explaining to Longevity shareholders why Longevity is diverging from the structural approach to a combination outlined in its IPO prospectus, which stated: “We anticipate structuring our initial business combination so that the post-transaction company in which our public shareholders own shares will own or acquire substantially all of the equity interests or assets of the target business or businesses.” Please also note that Longevity initially intended to focus on businesses in China, and that 4D Pharma is headquartered in the UK.

In response to the Staff’s comment, the Company has included additional questions and answers on page 20.

How will the Longevity Initial Insiders vote in connection with the Longevity Proposals?, page 21

3.	We note your statement on page 21 and elsewhere that the SPAC Sponsor owns approximately 47.6% of Longevity’s outstanding common shares. We also note your disclosure in footnote 2 on page 225 that this amount excludes shares underlying units received by the SPAC Sponsor in the private placement consummated simultaneously with the Longevity IPO. Please advise us whether the shares underlying the private placement units may be voted in connection with the merger, and if so, revise your disclosure to state the total percentage of shares the SPAC Sponsor will vote in favor of the transaction pursuant to the Voting Agreement. If the shares underlying the units may not be voted, please clarify.

In addition, we note your disclosure on page 21 that the Longevity Initial Insiders, defined as the former and existing directors and officers of Longevity at the consummation of the IPO, have agreed to vote all shares owned by them in favor of the business combination. We also note your statement at the bottom of page 24 that the Longevity Initial Insiders own 47.6% of the outstanding shares; however, this is the same amount purportedly held by the SPAC Sponsor, Whale Management Corporation. Please revise to clarify the percentage of outstanding shares held by the Longevity Initial Insiders, then provide the total held by both the Longevity Initial Insiders and the SPAC Sponsor together which are to be voted in favor of the transaction. If this amount is more than the 50% vote required to approve the transaction, please clearly state this throughout the document where the required vote is discussed.

In response to the Staff’s comment, the Company has included revised disclosure on pages 21 and 125 and corrected the footnote 3 on page 232 and other disclosure in the Amendment as applicable.

Securities and Exchange Commission

January 8, 2021

What happens if a substantial number of Longevity Public Shareholders vote in favor of the Longevity Merger Proposal…, page 23

4.	We note the following statement on page 23: “Such backstop commitment, if executed, may prevent substantial redemption, or at least reduce the number of redeemed Longevity Public Shares.” Please explain how the backstop commitment will actually prevent shareholders from exercising their redemption rights. If this is not the case and the backstop investors will merely replace any funds used to pay shareholders requesting redemption, please clarify.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 to clarify that the backstop investors will not actually prevent holders from exercising redemption rights, but rather will replace any funds used to pay redeeming shareholders.

After the Merger, how much equity interest of 4D Pharma will Longevity Shareholders own?, page 25

5.	We note your statement that Longevity shareholders are expected to own approximately 17.7% of 4D Pharma, and 4D Pharma existing shareholders are expected to own approximately 82.3% of 4D Pharma immediately prior to the effective time, prior to the issuance of shares as financial advisor fees and 4D Pharma Shares that may be issuable to the backstop investors after closing relating to the exercise of existing Longevity warrants. Please revise to also provide the amount and recipient of the financial advisor fees and to provide the number of shares that existing Longevity warrants may convert into, disclosing the ownership split after these share issuances.

In response to the Staff’s comment, the Company has revised the disclosure on page 25.

Summary, page 31

6.	We note that much of your Summary provides only cross-references to other sections of the document and does not actually summarize the information provided in those sections. Please revise the following to provide a substantive summary of the applicable material information: Material U.S. Tax Considerations; Comparison of Rights of Longevity Shareholders and 4D Pharma Shareholders; Selected Financial Data of Longevity; Selected Historic Financial Data of 4D Pharma; and Unaudited Pro Forma Condensed Combined Financial Information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 36-38.

Securities and Exchange Commission

January 8, 2021

7.	With respect to the description of the Backstop Agreement on page 33, please revise page 33 and elsewhere, as appropriate, to state the consideration payable under the Backstop Agreement, briefly describe the registration rights provided thereunder, and identify the Buyers, including whether such Buyers are current shareholders of either Longevity or 4DPharma.

In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 114, 139, and 154.

8.	We note the following statement on page 35 in relation to the Nasdaq notice of listing compliance deficiency: “Longevity was granted additional time until November 30, 2020 to further supplement its plan of compliance to regain compliance with Minimum Public Holders Rule.” Please update this disclosure to provide the current status.

In response to the Staff’s comment, the Company has revised the disclosure on pages 36, 152, and 153.

Comparative Market Price and Dividend Information, page 36

9.	Please provide the market value of Longevity’s securities pursuant to Item 3(g) of Form F-4.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 to recalculate the market value of Longevity’s securities consistent with Item 3(g) of Form F-4.

Unaudited Pro Forma Condensed Combined Financial Information, page 97

10.	You disclose that the merger will be accounted for as a recapitalization through an asset acquisition. Please revise Note 1 to the pro forma information on page 101 to clarify who will be treated as the accounting acquirer and to explain your accounting basis for that conclusion. Refer to the guidance outlined in ASC 805-10-55-11 through ASC 805-10-55-15.

In response to the Staff’s comment, the Company has revised the disclosure in Note 1 to the pro forma information on page 105 to clarify that the Company will be treated as the accounting acquirer and to explain the accounting basis for that conclusion.

11.	Regarding your discussion of the backstop agreement on pages 97 and 98, please disclose, if true, that the pro forma combined financial information would not change in the event of redemptions and related purchases by the backstop investors. Alternatively, please provide alternate pro forma financial information for this scenario.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 to state that the unaudited pro forma condensed combined information will not change in the event of redemptions and related purchases pursuant to the backstop agreements.

Securities and Exchange Commission

January 8, 2021

Longevity Proposal 1: The Merger, page 109

12.	On page 111 you state “In October 2018, Longevity engaged several consultants in China with strong professional backgrounds in audit, investment banking and capital markets to support its management team.” Please provide the names of these consultants as well as the names of the financial advisors referenced for each of Company C and Company D.

In response to the Staff’s comment, the Company has included revised disclosure on pages 115 and 116.

13.	On page 111 you state that Longevity provided an initial non-binding indication of interest to 12 potential acquisition targets. Please briefly provide more detail concerning these companies aside from the four companies described on pages 111-112, including the industry such targets operate in and reason for terminating the negotiations.

In response to the Staff’s comment, the Company has included revised disclosure on page 117.

14.	Please revise page 113 to provide additional detail concerning why the negotiations with Party 3 were terminated. Additionally, you disclose on page 113 that the Takeover Panel informed you that it consented to your approach of five potential reverse merger candidates but you only mention three candidates in your discussion. Please provide details for the other two candidates.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 to indicate why the negotiations with Party 3 were terminated. In addition, the Company has revised the disclosure on page 118 to clarify that of the five initial candidates initially approved by the Takeover Panel in June 2020, it ultimately only approached two of those candidates, since the Company changed its strategy to focus on seeking a SPAC merger partner rather than a reverse merger. As indicated in the disclosure, the Company subsequently sought Takeover Panel approval to approach Party 3, which was obtained on August 27, 2020, and Longevity, which was obtained on September 4, 2020.

15.	Please revise your disclosure regarding the negations between 4D Pharma and Longevity on page 117 to provide greater detail as to the material issues discussed and key negotiated terms, including how the minimum cash condition and merger consideration were determined. We also note your statement on page 117 that “4D Pharma verbally agreed with Chardan to revise the existing terms of arrangement such that in lieu of cash and equity payments under the existing engagement letters with each of Longevity and 4D Pharma that Chardan would instead receive shares of the combined company as its sole advisory fee (with a total current value that is less than the aggregate that would have been payable under the two prior engagement letters) in connection with the transaction.” Please also revise to state the amount of shares Chardan will receive for its services and whether Chardan will be locked up.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 and page 122 to provide greater detail on the negotiations and to indicate the amount of shares Chardan will receive for its services and that the shares will be freely tradeable.

Securities and Exchange Commission

January 8, 2021

Background of the Merger, page 110

16.	Please clarify whether the boards of directors obtained fairness opinions in connection with the business combination. If not, please expand your disclosure, where applicable, to include the processes employed by the boards of directors of both 4D Pharma and Longevity to assess the value of the potential transactions outlined in this section, including how each board determined that the final valuation, and consideration to be received in the transaction, was fair. In addition, if no fairness opinion was obtained, please include a risk factor to this effect.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 to indicate that neither party obtained a fairness opinion in connection with the transaction and to expand the disclosure regarding the process employed by the boards of directors of the Company and Longevity to assess the value of the potential transaction. The Company has also added a new risk factor beginning on page 44 regarding the fact that no fairness opinions were obtained.

Material Tax Consequences, page 137

17.	We note your disclosure that the transaction should qualify as a “reorganization” within the meaning of Section 368 and no gain or loss generally should be recognized by U.S. Holders. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the share exchange and merger, counsel’s opinion should discuss the degree of uncertainty.

In response to the Staff’s comment, the Company advises the Staff that it has reviewed its disclosure under the heading “Material Tax Consequences” in light of the Staff’s comment and Item 601(b)(8) of Regulation SK and the guidance provided by Staff Legal Bulletin No. 19.  The Company submits that it believes that no tax opinion is required to be filed because the disclosure, as currently drafted, does not contain a representation as to the qualification of the Merger as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code, as amended (“Section 368”). The Staff’s comment states that Company has provided disclosure that the transaction “should qualify” as a tax-free “reorganization” within the meaning of Section 368. However, due to inherent uncertainty in the application of certain technical requirements of Section 368 to the specific facts of the transaction, as stated in the disclosure as currently drafted, it is unclear whether all of the requirements for the Merger to be treated as a “reorganization” within the meaning of Section 368 will be met, and neither the Company nor any other party to the Merger makes “any representations or provides any assurances regarding the tax treatment of the Merger.”  The Merger Agreement reflects the uncertainty. Section 1.09 of the Merger Agreement provides that the Company makes no representation as to the tax consequences of the Merger, the Merger Agreement does not require the provision of a U.S. tax opinion as a condition to the closing of the Merger. In response to the Staff’s comment, the Company has revised to the disclosure on page 146 of the Amendment to further emphasize the lack of clarity regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368.

Securities and Exchange Commission

January 8, 2021

Business of 4D Pharma Overview, page 157

18.	We note your statements on page 157 and elsewhere comparing your LBP candidates to small molecules or biologics. Please revise to clarify how your product candidates are distinguishable from biologics.

In response to the Staff’s comment, the Company has revised the disclosure on page 163.

19.	We note the following statement on page 157: “Over recent months, our approach has been validated by our demonstration of signals of clinical efficacy of our therapeutic candidates in both oncology and gastrointestinal disease.” Please revise this statement and all similar statements throughout your proxy statement/prospectus to remove implication that your product candidates are safe or effective, as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

As a non-exhaustive list for illustrative purposes only, we note the following disclosures:

•	“These factors, deriving from the inherent safety of LBPs, significantly reduce the cost and time to generating meaningful in-patient clinical data for our therapeutic candidates.”

•	“The Phase 1b clinical trial demonstrated that Thetanix was safe and well tolerated and indicated preliminary signals of clinical activity.”

•	“Distinct safety advantages of LBPs…. we have observed highly attractive safety profiles in all of our clinical studies conducted to date.”

•	“MRx0518 is now being assessed in three separate clinical trials, and has delivered the first positive proof-of-concept data showing preliminary efficacy of a Live Biotherapeutic in a cancer setting.”

•	“To the best of our knowledge, we, through this data, delivered the first ever clinical signals of efficacy in the treatment of cancer using LBPs.”

•	“During Part A of this clinical trial, MRx0518 demonstrated a highly favorable safety profile….”

•	“Highly encouraged by the excellent safety profile and signals of clinical activity observed so far with MRx0518…”

•	“The clinical trial demonstrated that Blautix was safe and well tolerated....”

•	“We have demonstrated the efficacy of Thetanix in multiple pre-clinical models of IBD. The data, published in the journal Inflammatory Bowel Diseases, showed that Thetanix demonstrated strong efficacy on the primary readouts in two different preclinical models with relevance to Crohn’s disease…”

Securities and Exchange Commission

January 8, 2021

•	“Studies in a murine model of severe neutrophilic asthma show that MRx-4DP0004 was highly effective at protecting mice against lung inflammation.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 163, 165, 168, 172, 176, 177, 178, 181, 182, and 183.

Figure 1 --- 4D Pharma’s pipeline of LBP therapeutic candidates, page 158

20.	We note your statement on page 158 that the MRx0518 Phase I/II trial is in combination with Keytruda, please indicate such in the pipeline table on pages 158 and 165 given the arrow shown for MRx0518 extends to Phase II and your other trials for MRx0518 are Phase I.

In response to the Staff’s comment, the Company has revised the pipeline table on pages 164 and 171.

Immuno-oncology Portfolio, page 165

21.	Please state the number of subjects in your Phase I clinical trial of MRx0518 as a neoadjuvant monotherapy in patients undergoing surgical resection of solid tumors.

In response to the Staff’s comment, the Company has revised the disclosure on page 165.

22.	We note the p-values shown in Figure 5 on page 167. Please revise to provide a brief explanation of the p-values shown, how p-values are used to measure statistical significance and how statistical significance relates to FDA approval.

In response to the Staff’s comment, the Company has revised the disclosure on page 173.

23.	We note your references to “first-, and best-in-class” LBPs on page 160. This term suggests that 4D Pharma’s product candidates are effective and likely to be approved. Accordingly, please revise to balance these statements and provide context concerning the development and regulatory status of your product candidates and uncertainties concerning approval and whether it will be first in class in the future. Alternatively, please revise to delete these references throughout your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 169.

Gastrointestinal Disease Portfolio, page 175

24.	Please provide additional details concerning the Phase 1b trial of Blautix on page 175, including the number of subjects, duration of the trial and p-values.

In response to the Staff’s comment, the Company has revised the disclosure on page 181.

Securities and Exchange Commission

January 8, 2021

25.	Please provide p-values for the Thetanix Phase 1b trial mentioned on page 176.

In response to the Staff’s comment, the Company has revised the disclosure on page 182.

Respiratory Disease Portfolio, page 177

26.	Please replace the graphics on page 178, which are stretched horizontally, and generally ensure all graphics throughout the proxy statement/prospectus have a legible font size. See for instance Figure 18 on page 180.

In response to the Staff’s comment, the Company has revised the graphics on page 184.

27.	Please provide additional details concerning the Phase I/II trial of MRx-4DP0004 in patients with partly controlled asthma on page 178, including the number of subjects and duration of the trial, and, with respect to the UK Phase II trial for patients with COVID-19, also include the endpoints of the study.

In response to the Staff’s comment, the Company has revised the disclosure on page 184.

Intellectual Property, page 185

28.	Please revise page 186 to provide the number of patents in your patent portfolio, the specific products, product groups and technologies to which such patents relate, whether the patents are owned or licensed, the type of patent protection, expiration dates for such patents on an individual basis and the jurisdiction covered by each patent.

In response to the Staff’s comment, the Company has revised the disclosure on page 191.

Collaborations, page 186

29.	Please revise page 186 to state the amount of funding provided to date and the total you are committed to provide to MD Anderson under your collaboration agreement. With respect to the research collaboration and option to license agreement with Merck, please state the term of the research collaboration period and the royalty term if Merck exercises an option under the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 212 and has resubmitted the corresponding agreements to remove applicable redacted information.

Securities and Exchange Commission

January 8, 2021

Results of Operations, page 206

30.	Please disclose the research and development costs incurred during each period presented for each of your key candidates. If you do not track your research and development costs by candidate, please disclose that fact and explain why you do not maintain and evaluate research and development costs by candidate.

In response to the Staff’s comment, the Company has revised the disclosure on page 213 to indicate that it does not track research and development costs by candidate. The Company respectfully advises the Staff that the Company typically pursues a number of early stage research and development projects at any given time that involve employees, manufacturing, infrastructure and other internal resources that are not directly tied to a specific therapeutic candidate, until such therapeutic candidate reaches the clinical trial stage.

The Company’s therapeutic candidates often have more than one associated clinical trial related to different therapeutic areas or clinical indications. Once a therapeutic candidate enters into a clinical trial, the Company only tracks costs of such clinical trial, and does not track other costs associated with specific clinical indications which are pooled. Attributing these costs would not affect management decision making related to its therapeutic candidates and would be on a largely arbitrary basis. Such pooled costs represent a not insignificant proportion of total costs. The Company believes that disclosure of the tracked costs in isolation would not be meaningful to an investor’s understanding of the Company’s research and development expenses and would provide an incomplete picture of these areas. The Company discloses a breakdown by type of expense which includes contractual commitments, staff costs, depreciation and amortization, other MRx research costs, other research cost and other manufacturing research and development costs. The Company believes that this detail affords investors sufficient insight into the Company’s research and development expenses. As the Company’s research and development activities change, the Company will consider expanding its disclosures to provide additional information on the Company’s research and development costs, which may include disclosure of such costs by key therapeutic candidate.

Beneficial Ownership of Securities and Certain Relationships and Related Person Transactions, page 225

31.	Please revise the beneficial ownership table for 4D Pharma on page 226 to identify the natural person or persons who have voting and/or investment control of the shares held by Hargreaves Lansdown Asset Management and Interactive Investor Trading.

Upon further research, the Company has removed Hargreaves Landown Asset Management (“HLAM”) and Interactive Investor Trading (“IIT”) from the beneficial ownership table. The Company has confirmed that each of HLAM and IIT act as passive nominees for client investors, and do not retain voting or investment control of any of the 4D Pharma shares deposited with them. All voting and investment control is retained by clients of those firms, and the Company has confirmed none of those clients, individually or as part of a “group,” has beneficial ownership of greater than 5% of 4D Pharma’s outstanding shares.

32.	We note the SPAC Sponsor promissory note mentioned on page 228 and your discussions of various promissory notes and other debt instruments involving the SPAC Sponsor on pages 147 and 153-154. Please revise page 228 to clearly state the aggregate amount of debt currently held by the SPAC Sponsor, whether promissory notes, convertible notes or loans, how much cash will be payable upon Closing in repayment of such debt and how many shares any such obligations could convert into.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 153, 160, and 235.

Securities and Exchange Commission

January 8, 2021

Description of 4D Pharma American Depositary Shares, page 241

33.	We note that the forum selection provision in the deposit agreement identifies state and federal courts in New York, New York as the exclusive forum for “any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transaction contemplated thereby.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Please also include a risk factor discussing any uncertainty regarding enforceability and clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

In response to the Staff’s comment, the Company has revised the disclosure in the Amendment on page 259 to clarify that the forum selection provision in the deposit agreement does not apply to claims arising under the Securities Act or the Exchange Act.

The Company respectfully advises the Staff that it intends to amend its Articles of Association to provide that the United States federal district courts shall be the exclusive forum for the resolution of any cause of action arising under the Securities Act and that certain claims governed by the internal affairs doctrine may only be instituted in the courts of England and Wales, and the deposit agreement will provide the same. The Company has revised the disclosure on page 259 and has added a related risk factor on page 89.

Securities and Exchange Commission

January 8, 2021

Exhibits

34.	Please file the Longevity Insider Letter Agreement, dated August 28, 2018, as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the Longevity Insider Letter Agreement as Exhibit 9.2 with the Amendment.

* * * *

Securities and Exchange Commission

January 8, 2021

Please direct any questions regarding the Company’s responses or the Amendment to me at (650) 565-3514 or bfinkelstein@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein
Bradley L. Finkelstein

cc:	Duncan Peyton, 4D Pharma plc

Steven Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.